UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07005475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaitan Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Camino Ramon
(No. and Street)

San Ramon (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278, Ste 105 (Address) Covington, (City) GA (State) 30014 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
202
SECTION

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy A. Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaizan Capital Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAIZAN CAPITAL CORP

FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2006 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

JURAT

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on

this 28th day of February, 2007,

by Timothy Alan Hogan

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


FRANK W. GARVIN
COMM. NO. 1714492
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires Jan. 14, 2011
HRS2

(seal) Signature [signature]

KAIZAN CAPITAL CORP

Table of Contents

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
KAIZAN CAPITAL CORP

We have audited the accompanying statement of financial condition of Kaizan Capital Corp as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaizan Capital Corp as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
February 22, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

KAIZAN CAPITAL CORP

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	16,046
Accounts receivable		15,500
Total current assets		31,546
FURNITURE AND EQUIPMENT		12,026
Less accumulated depreciation		(5,436)
Furniture and equipment - net		6,590
COMPUTER SOFTWARE AND LICENSES		56,657
Less accumulated amortization		(42,936)
Computer software and licenses - net		13,721
OTHER ASSETS:		
Organization costs		780
Less accumulated amortization		(468)
Organization costs - net		312
Deposits		550
Total other assets		862
TOTAL	$	52,719

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITY -		
Accounts payable and accrued liabilities	$	3,044
STOCKHOLDERS' EQUITY:		
Common stock - series A, voting, 7.5 million shares issued and outstanding, par value $.01		75,000
Common stock - series B, non voting, 2.65 million shares issued and outstanding, par value $.01		24,000
Additional paid-in capital		131,142
Deficit		(180,467)
Total stockholders' equity		49,675
TOTAL	$	52,719

See Independent Auditors' Report and Notes to Financial Statements.

KAIZAN CAPITAL CORP

STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Management fees	$ 200,000
Software licensure	56,200
Placement	13,226
Interest	23
Total revenue	269,449
EXPENSES:	
Legal and professional fees	143,897
Employee compensation and benefits	73,950
Commissions	67,016
Rent	16,376
Insurance	11,506
Amortization	11,487
Licenses and fees	10,469
Taxes	6,869
Depreciation	1,718
Office	496
Outside services	480
Bank charges	179
Dues and subscriptions	36
Total expenses	344,479
NET LOSS	(75,030)
STOCKHOLDERS' EQUITY, JANUARY 1	45,705
CONTRIBUTIONS TO PAID IN CAPITAL	75,000
ISSUANCE OF STOCK	4,000
STOCKHOLDERS' EQUITY, DECEMBER 31	$ 49,675

See Independent Auditors' Report and Notes to Financial Statements.

KAIZAN CAPITAL CORP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net loss	$	(75,030)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		13,205
Increase in receivables		(15,500)
Decrease in payables		(1,306)
Net cash used in operating activities		(78,631)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock		4,000
Proceeds from stockholders' additional paid-in capital		75,000
Net cash provided by financing activities		79,000
NET INCREASE IN CASH		369
CASH AT BEGINNING OF YEAR		15,677
CASH AT END OF YEAR	$	16,046

See Independent Auditors' Report and Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

Kaizan Capital Corp (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed as a Nevada corporation on November 18, 2003. The Company's main office is located in San Ramon, California, and has three registered persons.

Income Taxes

There are no temporary differences between the accounting methods used for financial statement purposes and tax reporting purposes. Being a start-up Company, a tax net operating loss has been generated and will be carried forward for income tax reporting purposes, but amounts that would be reported as a deferred tax asset are deemed to be both immaterial and misleading to the users of the financial statements. Due to the tax loss, there is no current tax liability.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

5. ISSUANCE OF STOCK

In 2006, the Company issued a total of 650,000 shares of series B (non voting, $.01 par value) common stock. The stock was issued to 5 valued contractors and business advisors in lieu of payment for consulting and advisory services provided to the Company.

6. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

KAIZAN CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 49,675
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(6,590)
Software - net	(13,721)
Organization costs - net	(312)
Deposits	(550)
Accounts receivable	(15,500)
NET CAPITAL	13,002
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued liabilities	3,044
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement	5,000
Excess net capital	8,002
Excess net capital at 1,000 percent	12,698
Percentage of aggregate indebtedness to net capital	23.4%

The only audit adjustments were to record depreciation and amortization which only affect non-allowable assets. Note there is a $1 difference due to rounding. For net capital purposes, there are no differences between the (unaudited) FOCUS report filed for the period December 31, 2006 and the computation of net capital, above.

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
KAIZAN CAPITAL CORP

In planning and performing our audit of the financial statements and supplementary schedule of Accredited Equities, Inc. (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Bowden & Company

Atlanta, Georgia
February 22, 2007

END